December 19, 2007

Mr. Robert Burnett

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	The AES Corporation
Item 4.01 Form 8-K filed December 13, 2007
File No. 1-12291

Dear Mr. Burnett:

On behalf of The AES Corporation (the “Company”), set forth below is the Company’s response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated December 18, 2007, with respect to the above-referenced filing. For ease of reference, the Staff’s single comment is printed below in bold text and is followed by the Company’s response.

Comment 1:

We note your disclosure that Deloitte & Touche will continue to provide audit services to you until completion of audit work relating to the fiscal year ending December 31, 2007.  Please note that you are required to file an amended Form 8-K when Deloitte & Touche has completed all audit related work with respect to their engagement.  We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements through this date.  Also, any new reportable events should be disclosed.  The amendment should include, as Exhibit 16, another letter from Deloitte & Touche confirming that they agree with the updated disclosures, if true.  Please acknowledge this obligation to file the Form 8-K amendment.

Response:

The Company acknowledges its obligations as set forth in the Staff’s comment and intends to comply with the comment by filing an amendment to the Form 8-K after the Company’s audit and its engagement of Deloitte & Touche are completed.  The amendment will include, as Exhibit 16, another letter from Deloitte & Touche confirming that they agree with the updated disclosures, if true.

                The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing, and (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss this letter at any time or need any additional information, please do not hesitate to contact Zafar A. Hasan, Assistant General Counsel, at (703) 682-1110.

Sincerely,

/s/ Victoria D. Harker
Victoria D. Harker
Chief Financial Officer
(Duly Authorized Officer)